UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Postponement of Extraordinary General Meeting

Baosheng Media Group Holdings Limited (the “Company”) today announced that its extraordinary general meeting of shareholders originally scheduled to be held at 10:00 p.m. (Beijing time) on September 4, 2026 at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China (the “Extraordinary General Meeting”) has been postponed indefinitely.

On August 7, 2026, the board of directors of the Company (the “Board”) resolved to call and convene the Extraordinary General Meeting. The proxy statement and notice of Extraordinary General Meeting, and the related form of proxy card, were previously furnished as Exhibits 99.1 and 99.2 to the Company’s Report on Form 6-K, which was furnished to the Securities and Exchange Commission on August 27, 2026.

On September 1, 2026, the Board determined that it was in the best interests of the Company and its shareholders to postpone the Extraordinary General Meeting, and resolved to postpone the Extraordinary General Meeting indefinitely. The Board acted pursuant to Article 69 of the Company’s amended and restated memorandum and articles of association currently in effect, which provides that the directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, other than a general meeting requisitioned by shareholders in accordance with those articles.

The Extraordinary General Meeting has not been convened, and no business has been conducted.

Any proxy cards submitted to the Company in respect of the Extraordinary General Meeting will be disregarded and will not be voted. Shareholders will be asked to vote again in respect of any matters submitted to a rescheduled extraordinary general meeting.

The Company will announce the date, time and place of any rescheduled extraordinary general meeting, together with the record date for determining the shareholders entitled to receive notice of and to vote at that meeting, and will distribute a new proxy statement, notice and form of proxy card to shareholders, in each case in due course. Shareholders are not required to take any action at this time.

Incorporation by Reference

This report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-273720) and Form S-8 (File No. 333-296887) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Press Release dated September 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	September 2, 2026